Exhibit 99.1

Allot Communications Announces Third Quarter 2007 Results

Hod Hasharon, ISRAEL – November 7, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the third quarter ended September 30, 2007.

Revenues for the third quarter of 2007 totaled $7.0 million, representing a 19% decrease from the $8.6 million in revenues reported for the second quarter of 2007 and a 21% decrease from the $8.9 million of revenues reported in the third quarter of 2006. On a GAAP basis, net loss for the third quarter of 2007 was $2.2 million, or $0.10 per share, as compared with a net loss of $592 thousand, or $0.03 per share, for the second quarter of 2007 and net income of $505 thousand, or $0.03 per diluted share, in the third quarter of 2006. For the first nine months of 2007, revenues reached $23.8 million, representing a 3% decrease from the $24.6 million in revenues for the first nine months of 2006. On a GAAP basis, net loss for the first nine months of 2007 totaled $3.2 million, or $0.15 per share, as compared with net income of $563 thousand, or $0.04 per diluted share, for the first nine months of 2006. On a non-GAAP basis, excluding the impact of share-based compensation expense and the impact of expenses related to a law suit, non-GAAP net loss for the third quarter of 2007 totaled $1.7 million, or $0.08 per share, as compared with a non-GAAP net loss of $299 thousand, or $0.01 per share, for the second quarter of 2007 and non-GAAP net income of $845 thousand, or $0.05 per diluted share, for the third quarter of 2006. For the first nine months of 2007, non-GAAP net loss, excluding the impact of the share-based compensation and the impact of the legal expenses, totaled $2.1 million or $0.10 per share, as compared with net income of $1.2 million or $0.08 per diluted share for the first nine months of 2006.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliation between GAAP and non-GAAP measures is provided in the accompanying Table 2 of this press release. Allot provides these non-GAAP financial measures because they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of Allot’s operating performance.

“While our revenues were lower than expected this quarter, Allot did achieve two major milestones,” commented Rami Hadar, Allot Communications’ President and Chief Executive Officer. “The first milestone was the $2 million purchase order we received from a Tier 1 operator in Latin America. Revenues from this order may be recognized over an extended period of time, most likely commencing during 2008. The second milestone was the commencement of trials and the first commercial installation of our new Service Gateway -Omega 20G product line with large service providers and Tier 1 Carriers.

“We believe that Allot’s new platform opens up near term opportunities for Allot, as we expect that our current customer base will begin to migrate from 1G products to 10G products, and longer term opportunities from Tier 1 operators seeking carrier class DPI solutions for their networks,” concluded Hadar.

As of September 30, 2007, Allot’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $77.8 million.

Financial Guidance

The Company maintains its previous guidance for the year 2007, and anticipates that net revenues will total approximately $32-35 million.

Conference Call & Webcast

The Company’s management team plans to host its quarterly conference call and webcast on November 7, 2007 at 8:30 AM EDT to discuss the quarterly results.

To access the conference call, please dial one of the following numbers: US: 1-866-966-9446, International: +44-1452-567-098, conference ID 20246146.

A replay of the conference call will be available from 1:00 pm EDT on November 8, 2007 through December 7, 2007 at 11:59 pm EDT.

To access the replay, please dial in the US: 1-866-247-4222, International: +44-1452-550000. Access code for both is 20246146#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on Allot’s website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations, including revenue guidance for the fiscal year; recognition of revenue for the Latin America order referred to above; and the performance characteristics of our Service Gateway, as well as the level of revenues to be generated therefrom. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the impact of the introduction of 10GB products by us and by our competitors on the sale of our existing products; whether the commercial availability of our Service Gateway remains on schedule; the market’s acceptance of our Service Gateway; the length of sales cycles for the Service Gateway; the audit of our annual results; changes in general economic and business conditions and, specifically, a decline in demand for our products; our inability to timely develop and introduce new technologies, products and applications; loss of market; and those factors discussed under the heading “Risk Factors” in Allot’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	$6,952	$8,854	$23,829	$24,577
Cost of revenues	1,813	1,961	5,823	5,407

Gross profit	5,139	6,893	18,006	19,170

Operating expenses:
Research and development, net	2,275	1,807	6,893	5,642
Sales and marketing	4,311	3,617	13,071	10,859
General and administrative	1,496	941	3,977	2,260

Total operating expenses	8,082	6,365	23,941	18,761
Operating income (loss)	(2,943)	528	(5,935)	409
Financial and other income, net	1,158	46	2,940	229

Income (loss) before income tax expenses	(1,785)	574	(2,995)	638

Income tax expenses	389	69	205	75

Net income (loss)	(2,174)	505	(3,200)	563

Basic net earnings (loss) per share	$(0.10)	$0.04	$(0.15)	$0.04

Diluted net earnings (loss) per share	$(0.10)	$0.03	$(0.15)	$0.04

Weighted average number of shares
used in computing basic net
earnings (loss) per share	21,879,844	13,849,547	21,384,358	13,310,355

Weighted average number of shares
used in computing diluted net
earnings (loss) per share	21,879,844	15,832,971	21,384,358	15,501,698

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007	2006		2007	2006
	(Unaudited)			(Unaudited)

GAAP net income (loss) as reported	$(2,174)	$505		$(3,200)	$563

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	12	5		35	8
Research and development costs, net	65	58		161	97
Sales and marketing	91	138		200	330
General and administrative	205	139		524	247
Expenses related to a law suit
General and administrative	66	-		134	-

Total adjustments	439	340		1,054	682

Non-GAAP net income (loss)	$(1,735)	$845		$(2,146)	$1,245

Non- GAAP basic net earnings (loss) per share	$(0.08)	$0.0	6	$(0.10)	$0.09

Non-GAAP diluted net earnings (loss) per share	$(0.08)	$0.0	5	$(0.10)	$0.08

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2007	December 31, 2006
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,442	$7,117
Marketable securities and short term deposit	47,924	70,423
Trade receivables	7,912	5,856
Other receivables and prepaid expenses	3,694	1,961
Inventories	4,455	3,337

Total current assets	85,427	88,694

LONG-TERM ASSETS:
Marketable securities	8,350	5,750
Severence pay fund	3,039	2,648
Other assets	1,228	1,054

Total long-term assets	12,617	9,452

PROPERTY AND EQUIPMENT, NET	4,846	2,939

GOODWILL	246	99

Total assets	$103,136	$101,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities, net	$-	$6
Trade payables	3,359	4,415
Deferred revenues	4,721	3,788
Other payables and accrued expenses	5,869	4,833

Total current liabilities	13,949	13,042

LONG-TERM LIABILITIES:
Deferred revenues	2,822	1,578
Accrued severence pay	2,932	2,377

Total long-term liabilities	5,754	3,955

SHAREHOLDERS' EQUITY	83,433	84,187

Total liabilities and shareholders' equity	$103,136	$101,184